02019224

SECURITI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31311

MAR 22 2002

FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Babcock & Brown Financial Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Harrison Street, Sixth Floor
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Jaworski — (415) 512-1515
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1100	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nancy J. Hitchings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babcock & Brown Financial Co. LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

President

Title

Notary Public

YEERIUS STERMER
COMM. # 1239231
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. OCT. 22, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

Babcock & Brown Financial Co. LLC

Balance Sheet
As of December 31, 2001
Together with Report of Independent Public Accountants

ANDERSEN

Report of Independent Public Accountants

To the Member of
Babcock & Brown Financial Co. LLC:

We have audited the accompanying balance sheet of Babcock & Brown Financial Co. LLC (a Delaware limited liability company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Babcock & Brown Financial Co. LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Francisco, California
March 14, 2002

Babcock & Brown Financial Co. LLC

Balance Sheet — December 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$224,854
RECEIVABLE FROM PARENT, net (Note 3)	19,264
Total assets	$244,118
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 554
Accrued liabilities	6,300
Taxes payable	11,790
Total liabilities	18,644
MEMBER'S EQUITY	225,474
Total liabilities and member's equity	$244,118

The accompanying notes are an integral part of this balance sheet.

Babcock & Brown Financial Co. LLC

Notes to Balance Sheet
December 31, 2001

1. Organization

Babcock & Brown Co. LLC, a Delaware limited liability company (BBFC LLC), succeeded Babcock & Brown Financial Corporation, a California corporation (BBFC), on January 1, 2000, when BBFC was merged into BBFC LLC. BBFC LLC is a wholly owned subsidiary of Babcock & Brown LP (BBLP). BBLP succeeded Babcock & Brown Inc. (BBI) on January 1, 2000, when BBI was merged into BBLP.

BBFC LLC is a registered broker-dealer with both the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. BBFC LLC's broker-dealer activities primarily consist of leveraged leases and associated debt and partnership transactions, and also include a limited number of private placements (including Regulation D offerings) of debt and equity and brokered Rule 144A transactions.

2. Accounting Principles and Policies

Basis of Accounting

The balance sheet is prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include deposits at banks and an investment in a money market fund.

Income Taxes

For income tax purposes, effective with its formation on January 1, 2000, BBFC LLC is no longer liable for federal and certain state income taxes, as it is treated as a partnership for tax purposes. BBFC LLC is liable for California limited liability company fees based on gross income (i.e., revenues). Such amounts have been reported in other expenses on the statement of operations.

3. Related Parties

BBFC LLC and BBLP have entered into an arrangement whereby BBFC LLC receives a portion of the fees paid to BBLP for all lease transactions in which BBFC LLC provides brokerage services. Fees of $3,199,264, net of administration and transaction charges of $3,180,000, were receivable from BBLP at December 31, 2001. BBLP generally pays for administration and transaction expenses incurred on BBFC LLC's behalf. BBLP charges BBFC LLC for such expenses.

4. Regulatory Requirements

BBFC LLC, as a registered broker-dealer, is subject to the regulations and guidelines of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. The SEC's Net Capital Rule 15c3-1 requires BBFC LLC to maintain a minimum net capital, as defined, equal to 6-2/3 percent of

aggregate indebtedness, as defined, or $100,000, whichever is greater. Aggregate indebtedness and net capital change from day to day; at December 31, 2001, aggregate indebtedness was $18,644 and net capital was $206,210, which exceeded the SEC's requirement by $106,210.

In management's opinion, BBFC LLC was exempt from the provisions of the SEC's Customer Protection Rule 15c3-3 for the year ended December 31, 2001, because it does not hold customer funds or securities.

ANDERSEN

Report of Independent Public Accountants

To the Member of
Babcock & Brown Financial Co. LLC:

In planning and performing our audit of the financial statements of Babcock & Brown Financial Co. LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

San Francisco, California
March 14, 2002